Exhibit 99.1

December 6, 2010

Levy Gerzberg
Zoran Corporation
President and CEO
1390 Kifer Road
Sunnyvale, CA 94086

CC:           Board of Directors

Dear Levy,

As you know, Ramius Value and Opportunity Advisors LLC, a subsidiary of Ramius LLC, together with certain of its affiliates (collectively, “Ramius”),beneficially owns approximately 8.3% of the shares outstanding of Zoran Corporation (“Zoran” or “the Company”), making us one of the Company’s largest shareholders.

We have conducted extensive research on the Company and the industries in which it operates.  We firmly believe that Zoran’s shares are deeply undervalued.  We feel that this valuation discrepancy is primarily due to long-term fundamental underperformance and repeated missed expectations for revenue growth and profitability.  Shareholders have grown increasingly frustrated with the current direction and leadership of Zoran as demonstrated by the 18% drop in stock price on the day following the Company’s latest earnings announcement and the one-, three- and five-year decline of 25%, 69% and 59%, respectively.  Based on the Company’s historical stock performance and fundamental performance, divergent operating segments and depressed valuation, we are proposing necessary and immediate changes to the Board’s composition.  With the right Board leadership and improved oversight, significant opportunities exist to greatly improve operating performance and enhance stockholder value.  We believe these changes must be implemented without delay to restore credibility and proper guidance in order to improve performance at Zoran.

Performance:

As shown in the table below, Zoran’s shares have dramatically underperformed the Russell 2000, NASDAQ and Peer Group over almost any measurement period.  Over the past five years alone, Zoran’s shares have lost more than half their value while its Peer Group and indices have each registered material gains.

	Stock performance
	1 year	3 year	5 year
Zoran Corporation	(24.7%)	(68.5%)	(59.3%)
Russell 2000 Index	25.4%	(5.3%)	7.3%
NASDAQ Index	16.5%	(6.1%)	11.9%
Peer Group	49.6%	(1.9%)	26.6%

* Stock performance as of November 30, 2010
* Peer Group sourced from Zoran 2010 proxy and includes ATHR, BRCM, CNXT, DLB, DSPG, EFII, MRVL, MSCC, NEWP, NVDA„ OVTI, SIGM, SIMG, TRID and TQNT

The primary reason for this underperformance is the continued deterioration in consolidated financial performance.  While revenues at Zoran have fallen by approximately $131 million, or 26%, since 2007, the Company’s Research and Development expenses have remained flat and Sales, General, and Administration expenses have declined by a mere $16 million.  To illustrate this another way, Gross Profit has declined by $77.1 million and the Company has only reduced expenses by $16.7 million.  The result is a decline in operating profits of over $60 million since 2007.  The continued operating losses and cash burn have no end in sight, as is evidenced by the Company’s forecast for next quarter of a further decline in revenue by approximately $34 million to $39 million, or 35% to 40% respectively.

Operating Performance	$(in millions)
	2007	LTM	Change
Revenue	$507.4	$376.5	$(130.9)

Gross Profit	271.1	194.0	(77.1)
Operating Expenses:
R&D	113.1	112.1	(1.0)
SG&A	112.4	96.7	(15.7)
Total Operating Expenses	225.6	208.8	(16.7)

Operating Profit	$45.5	$(14.9)	$(60.4)

Note: Operating expenses exclude one-time charges and include stock compensation expense. Note: LTM means Latest Twelve Months

The ongoing losses and cash burn have resulted in the public market attributing almost no value to Zoran’s operating business.  As shown in the table below, pro forma for the Company’s recent acquisition of Microtune, Zoran has $286 million of cash and no debt.  This implies a $59 million enterprise value based on Zoran’s stock price of $6.88 per share as of November 30, 2010 which means that as of the end of November, Zoran was trading below tangible book value of $6.90 per share.  Further, assuming you believe Microtune is worth the $85 million of cash just spent on the acquisition, then the valuations as of November 30, 2010 valuation implies that Zoran’s legacy businesses had negative value at such time.

Capitalization and Balance Sheet Metrics	$(in millions, except per share values)

Current Stock Price	$6.88
Shares Outstanding	50.2
Market Capitalization	$345.6

Cash as of 9/30/2010	$371.1
Less Purchased Value of Microtune	84.7
Current Pro Forma Cash Balance	$286.4

Current Pro Forma Enterprise Value	$59.1
Purchased Value of Microtune	84.7
Enterprise Value of Legacy Zoran Business	$(25.5)

Pro Forma Tangible Book Value	346.7

Pro Forma Tangible Book Value / Share	$6.90
Pro Forma Cash / Share	$5.70

Current Stock Price	$6.88

* Per 10Q filed November 5, 2010, market data as of November 30, 2010.

Operating Segments:

In our analysis of Zoran, we bifurcate the operating segments into a) the profitable business segments and b) the unprofitable business segments that have had volatile, if not declining, revenues and substantial operating losses.  We believe this methodology makes sense in order to fully understand the sum-of-the-parts valuation (as outlined in the following section).

a) Digital Still Camera “DSC” and Printer Businesses:

The DSC and printer businesses have many of the characteristics we look for when trying to identify high quality, sustainable, and differentiated businesses.  These characteristics include; being leaders in their respective fields, having industry leading gross margins, high market share, and consistent top and bottom-line performance.  Specifically, the DSC business offers leading technology with gross margins of approximately 54% and merchant market share of over 50%.  Additionally, we believe the business generates approximately 16% operating margins and has grown nicely over the past several years.

Zoran’s printer business is also a high quality business, primarily comprised of recurring software licenses and royalties from large printer OEM’s who rely on the Company’s printer technology for their next generation printers.  We believe Zoran’s printer business generates gross margins of approximately 80% and operating margins of approximately 25%.

Based on our own internal analysis, and as shown in the table below, we believe that on a combined basis these two businesses generated approximately $42 million of operating income in the last twelve months.  Further, we have a high level of conviction that these businesses will continue to prosper and demonstrate sustainable revenue growth and profitability.

LTM as of 9/30/10			($ in millions)
	DSC	Printing	Total
Revenue	$171.6	$58.4	$229.9
Gross Margin	54.0%	80.0%	60.6%
Gross Profit	92.6	46.7	139.3
R&D	(34.8)	(15.7)	(50.5)
SG&A	(30.9)	(16.4)	(47.4)

Operating Income	$26.9	$14.6	$41.5

R&D as % of Revenue	20.3%	26.9%	21.9%
SG&A as % of Revenue	18.0%	28.2%	20.6%
Total Operating Expenses as % of Revenue	38.3%	55.1%	42.6%
Operating Margins	15.7%	24.9%	18.0%

Note: Estimates based on Ramius assumptions DSC segment includes mobile phone segment

b) Digital Television “DTV” and DVD Business:

On the other hand, Zoran faces significant challenges in the DTV and DVD businesses.  The DTV and DVD businesses are highly commoditized, low gross margin businesses, with significant competition from low cost Asian suppliers.  The competitive nature of the DTV business specifically requires a disproportionately large amount of R&D spending as a percentage of revenue.  We believe that these dynamics have resulted in Zoran generating total gross margins of only 37% in these businesses which is dramatically lower than the 76% of combined R&D and SG&A spending as a percentage of revenue.  To put this another way, in the last twelve months, Zoran realized only $54.6 million in Gross Profit from these businesses while spending $111 million in R&D and SG&A.  This upside down cost structure has resulted in Zoran losing approximately $56 million of operating income between the DTV and DVD businesses in the twelve months ended September 30, 2010.  As discussed earlier, based on management’s revenue forecast for the next quarter, it appears that this may actually get worse.

LTM as of 9/30/10					($ in millions)
	DTV		DVD		Total
Revenue		$100.5		$46.1	$146.6
Gross Margin		38.5%		34.6%	37.3%
Gross Profit		38.7		15.9	54.6
R&D		(51.6)		(10.1)	(61.7)
SG&A		(38.7)		(10.6)	(49.3)

Operating Income	$	(51.6)	$	(4.8)	$ (56.4)

R&D as % of Revenue		51.3%		21.9%	42.1%
SG&A as % of Revenue		38.5%		23.1%	33.7%
Total Operating Expenses as % of Revenue		89.8%		45.0%	75.7%
Operating Margins		(51.3%)		(10.4%)	(38.5%)

Note: Estimates based on Ramius assumptions

The Company’s long term objectives in the DTV business are unclear and misguided.  The DTV business is highly competitive, consisting of many low-cost Asian based suppliers fighting for market share and in some cases selling products at, or even below, cost.  This issue was clearly highlighted on the Company’s last quarterly conference call when the Company announced that DTV revenue was expected to decline materially due to one of Zoran’s largest customers adding a second source supplier.  Our channel checks indicate that this customer likely decided to switch suppliers purely based on price, where an Asia-based supplier was willing to fill orders at cost in order to increase capacity at its fab and maintain a high utilization rate.  This customer loss represents a clear example of the challenges inherent in the DTV business.

Based on our recent discussions with you and after listening to management’s commentary on the third quarter conference call, it appears that management’s proposed solution to the current issues facing the DTV business is to continue to invest heavily in R&D and Sales and Marketing to attempt to recapture market share losses and improve gross margins by penetrating the tier-one market and de-emphasizing the tier-two market.  We believe that this is an ill-advised strategy that will not succeed.

One only needs to look at the performance of Trident Microsystems, a leading tier-one supplier to the DTV market, to understand our serious concerns.  Over the last several years, Trident has acquired a number of DTV assets and has compiled a leading portfolio of DTV technology, consisting of an acquisition of NXP’s television systems and set-top box business lines and selected assets of Micronas’ frame rate converter, demodulator, and audio product lines.  These acquisitions have resulted in revenue at Trident rising from $258 million in 2008 to $470.5 million over the last twelve months ended September 30, 2010.  This compares to Zoran’s DTV revenue of $100.5 million over the same time period.  Additionally, analysts that cover Trident expect approximately $570 million of revenue in 2011 while Zoran’s expected 2011 revenue is $35 to $50 million.  It seems reasonable to assume that Zoran is striving to achieve the ‘success’ of Trident with its DTV business since Trident has been able to achieve scale at over ten times Zoran’s size and has also successfully penetrated tier-one customers.

Despite Trident’s successful move towards penetrating tier-one customers and generating eleven to sixteen times Zoran’s expected 2011 DTV revenue of approximately $35 million to $50 million, Trident continues to generate substantial losses.  If Trident is unable to produce profits in DTV with eleven to sixteen times Zoran’s expected 2011 DTV revenue, we question how Zoran believes that continuing to invest in DTV is prudent.  How many years of losses in DTV should shareholders of Zoran be willing to spend in order to fund growth of a business in which competitors over ten times Zoran’s size cannot make a profit?

Unlike Trident, who continues to spend in DTV due to its sole focus in that market, Zoran enjoys the benefit of having other high quality business segments that generate substantial earnings.  Zoran faces the same challenges as Trident in DTV: fierce competition from low cost Asian suppliers, the need to continue to innovate to maintain or increase market share and the short cycle nature of the DTV market.  To make matters worse, Zoran lacks the achieved scale of Trident.  Therefore, we fear that even if Zoran is ‘successful’ in penetrating into tier-one customers and substantially growing its DTV revenue, that it will prove difficult, if not impossible, to generate an acceptable risk-adjusted return on investment in this business within any reasonable time frame, if at all.

Interestingly, the newly acquired Microtune business faces the same difficult reality in its quest to penetrate the DTV market.  Similar to Zoran, Microtune has a good core business with high market share and gross margins, a differentiated product offering, and a sustainable business model.  Microtune is the leading silicon tuner supplier for the cable modem and multi-tuner set-top box market.  Microtune dominates this market as the leading tier-one supplier with healthy margins and substantial profitability.  Unfortunately, just like Zoran, Microtune has invested heavily in its DTV business with substantial losses and little, if any, traction towards long-term sustainable revenue growth.  Based on our own internal estimates, we believe Microtune’s core cable business should generate approximately $18 million of operating income for 2010, which is almost entirely offset by losses in its DTV business.

Valuation:

We believe the current market price for Zoran’s shares fails to recognize the substantial value reflected by a sum-of-the-parts analysis.  This is likely due to management’s continued commitment to fund losses in the DTV and DVD business with cash flow from the DSC and printer business and from the Company’s cash rich balance sheet.  In fact, we believe the market is currently ascribing substantial negative value to the Company’s DTV and DVD businesses.  In the table below, we illustrate that if Zoran were valued solely based on our estimate of EBITDA and earnings per share (EPS) from the DSC, Printer, and cable portion of Microtune’s business, the market would currently be valuing the Company at 0.9x EBITDA and 1.5x EPS (excluding cash).  Clearly, these are draconian valuation multiples for such high quality businesses.  It can only be inferred from this, that shareholders are significantly penalizing the Company for its continuing heavy investment and continuing losses from the DTV and DVD businesses.

DSC, Printer, and Microtune Cable Operating Results	$(in millions, except per share)
	LTM

Revenue	$301.5
Gross Margin	58.9%
Gross Profit	177.7
R&D	(58.4)
SG&A	(60.1)
Operating Income	59.2
D&A	5.8

EBITDA	$64.9

Current Market Capitalization	$345.6
Less: Pro Forma Cash	(286.4)
Current Enterprise Value	$59.1

EV / EBITDA	0.9	x

Estimated Taxes (35%)	(20.7)
Net Income (Excluding Cash and Interest)	$38.5

Shares Outstanding	50.2

EPS	$0.77

Current Stock Price	$6.88
Less: Estimated Cash and Investments Per Share	$(5.70)
Pro Forma Stock Price Excluding Cash and Investments	$1.18

P/E Multiple (excluding cash)	1.5	x

Note: Estimates based on Ramius assumptions Enterprise value includes cash, short term investments and long term investments

Based on comparable company analysis, we believe that, at a minimum, valuation multiples for these businesses should be between 6.0x and 7.0x EBITDA.

Board Composition:

Shareholders cannot sit idly by and continue to allow the management team and Board to destroy shareholder value by spending good money after bad in pursuit of elusive revenue growth that may never result in improved profitability.  The business must be stabilized and immediately returned to acceptable levels of profitability in order to ensure the long-term value for Zoran shareholders.  We seriously question the Board’s oversight of the Company given its decision to continue to allow management to recklessly spend money chasing growth in unprofitable and structurally challenged businesses like DTV and DVD.  We believe the best course of action for shareholders of Zoran is to immediately reconstitute the Board with directors capable of taking appropriate actions to return Zoran to an acceptable level of profitability and to represent the best interests of all shareholders.

To that end, as announced this morning in a press release and amended Schedule 13D filing with the SEC, we have filed preliminary consent solicitation materials with the SEC in furtherance of a consent solicitation seeking shareholder support to remove six members of the current Board of Directors and replace them with director candidates that we believe have the appropriate skills and fortitude to implement significant changes for the benefit of all Zoran shareholders.  These candidates, five of whom are independent of Ramius, have directly relevant business and financial experience that will allow them to make the necessary informed decisions to orchestrate a successful and prompt turnaround at Zoran.

Our only way to ensure that immediate steps are taken to restore creditability and enhance shareholder value at Zoran is to reconstitute the Board with directors who are committed to a course of action that will return Zoran to an acceptable level of profitability.  We believe that these actions are necessary to protect and serve the best interests of all Zoran shareholders.

Best Regards,

/s/ Jeffrey C. Smith

Jeffrey C. Smith
Partner
Ramius LLC